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Moneywise

Lower borrowing costs could drive up demand for real estate in 2025. Here's how to invest in this asset class without being a millionaire


Courtesy of Fundrise



Most savvy investors know that investing in real estate can be one of the smartest choices for long-term growth.

With the potential for more interest rate cuts in 2025, industry experts believe property values could rise moderately [1] as reduced borrowing costs could drive up demand – which makes it a potentially appealing time to invest.

Analysis by Hines Research found that over 66% of global markets were in some phase of the "buy" cycle as of late 2024, the highest level in eight years. [2]

High-net-worth investors have long held private real estate investments to provide stability and growth to their portfolios.

And now there's a way for everyday investors to tap into this market without having to play landlord or have a huge down payment.

The Fundrise Flagship Fund is a real estate fund that lets you invest in an expertly crafted strategy like some of the wealthiest investors in the world but without needing hundreds of thousands of dollars. You don't need to be an accredited investor, and you can **get started with as little as $10**.

Real estate investing for everyone

Investing with the Fundrise Flagship Fund is similar to buying stocks, only instead of funding a company, your investment goes towards **buying real estate through Fundrise's $1 billion private fund**.

The Fundrise Flagship Fund lowers investment costs so you can have access to income-producing real estate without having to hand over a huge deposit or be prepared for the not-so-passive upkeep of properties.

You'll have a diverse portfolio of assets that would usually only be available to major real estate players, and have the opportunity to receive payouts through quarterly **dividend distributions**.

Plus, no middlemen or brokers are required so you know you're getting direct access to your investments.

After you place your first investment, the **Fundrise Flagship Fund** will work to find and add new assets to your portfolio over time & send you transparent updates along the way.

This means no additional work is required on your end to ensure your portfolio's diversity, so you can sit back and enjoy any potential dividends or appreciation without being responsible for fixing tenants' faulty appliances.

Industrial

215 Interchange

Las Vegas, NV

Browse on Fundrise

Build-for-rent

Pine Ridge

Fountain Inn, SC

Browse on Fundrise

Build-for-rent

Omnia

Richmond Hill, GA

Browse on Fundrise

Invest in real estate in just minutes

With 4,700+ single-family homes and 2,500+ residential units owned by the Fundrise Flagship Fund, you are investing into institutional-style scale and diversification.

Gaining access to the Fundrise Flagship Fund is simple — you just open an account in minutes, select your initial investment amount, decide whether to enable auto invest and the Flagship Fund does the rest. The Fundrise Flagship Fund can automatically connect with more than 3,500 banks, so you won't need to fill out any complicated paperwork to get the ball rolling.

It only takes a few minutes to get started, so **sign up now and become a real estate investor today**.



at fundrise.com/flagship

*Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Flagship Fund before investing. **This and other information can be found in the Fund's prospectus**. Read them carefully before investing. This marketing was vetted by the Moneywise team and sponsored by the Fundrise Flagship Fund.*

1.   Source: https://www.fanniemae.com/media/53846/display

2.   Source: https://www.hines.com/globaloutlook-2025



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